RESEARCH AGREEMENT
AMONG
CALVERT _______________ FUND
AND
[___________________]

This RESEARCH AGREEMENT, made as of this ____ day of ___________, 200_, by and between ____________________ ("Consultant") and, separately as to itself, each of Calvert _____________ Fund, a _______________ (the "Fund").

RECITALS

WHEREAS, the Fund is registered as an investment company under the Investment Company Act of 1940; and invests in certain types of securities generally referred to by the Fund in its prospectus as special equities ("Special Equities"); and

WHEREAS, the Fund and Consultant desire to amend and restate the current Research Agreement, as set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1. Research Services. Consultant will provide the Fund with investment research and analysis concerning prospective and existing Special Equities investments and provide such research-related services as the Fund may from time to time reasonably request in accordance with Fund's stated objectives as communicated in writing to Consultant. For all purposes stated herein, Consultant will be deemed an independent contractor and will not have custody of any of the assets of the Fund nor authority to make investment decisions on behalf of the Fund. Consultant's functions are limited to research and related services, such as fair value recommendations, with respect to Special Equities and do not involve the regular furnishing of advice or making recommendations regarding the Fund's purchase or sale of securities.

2. General Duties. Consultant will provide the services hereunder in accordance with the Fund's investment objectives, policies and restrictions as presently in effect and as they may be amended or supplemented from time to time. Consultant will cooperate with the Fund's investment adviser and/or administrator in providing research services under this Agreement. In addition, Consultant agrees that he will comply with all applicable laws, including the rules and regulations of the Securities and Exchange Commission, pertaining to the performance of his services under this Agreement.

3. Exclusive Arrangement. During the term of this Agreement, Consultant agrees that neither he nor any company that he controls shall provide research or investment services to any other "socially screened" regulated investment company other than a regulated investment company advised or distributed by Calvert Group, Ltd. or any of its affiliates without the permission of the Fund, such permission not to be unreasonably withheld.

4. Compensation. For his services under this Agreement, the Funds will compensate Consultant at the hourly rate of $65.00 for up to 40 hours per week, and the pro rata share of each Fund shall be determined in accordance with the allocation determined by the Funds' respective Boards of Trustees/Directors. Additional hours per week must be approved in advance by a member of the Fund's Board of Trustees/Directors.

5. Expenses. During the term of this Agreement, Fund will pay reasonable expenses incurred by Consultant in connection with his activities under this Agreement; provided, however, that any single expense, or any expenses related to a particular trip, in excess of $2000.00 must be approved by the Chair of the Board of Trustees/Directors of the relevant Fund or by his/her designee prior to Consultant's incurring any obligation for such expenses.

6. Confidentiality. Consultant agrees that he will hold in the strictest confidence all information relating to Funds. In addition, Consultant agrees that he will not solicit any of Fund's shareholders for any purpose.

7. Duration. This Agreement will become effective as to a Fund upon its execution by Consultant and the Fund and, unless sooner terminated as provided herein, shall continue in effect for an initial period of six (6) months from the above written date. Thereafter, this Agreement shall continue as to a Fund unless (a) either the Fund or Consultant provides written notice of termination to the other party at least 60 days prior to the termination date specified in such notice, or (b) this Agreement is terminated pursuant to paragraph 8 below.

8. Termination. This Agreement may be terminated as to a Fund by either the Fund or Consultant for cause, which includes failure of Consultant to provide the research services described in paragraph 1 or perform the duties described in paragraph 2, which termination shall be effective immediately or as may be otherwise specified by the terminating party. This Agreement will be automatically terminated by the death or incapacity of Consultant.

9. Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

10. Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement is held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement is not to be affected thereby. This Agreement will be governed by Maryland law, without regarding to its principles of conflict of laws.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

CALVERT __________________FUND

By: _________________________

[CONSULTANT]

By: _________________________